UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Directorate Change, dated 08 January 2021

8 January 2021

Micro Focus International plc
Directorate Change

Micro Focus International plc ("Micro Focus" or "the Group"), the global enterprise software company, announces today that Brian McArthur-Muscroft, Chief Financial Officer ("CFO"), has notified the Board of his intention to leave Micro Focus and assume the CFO position at a technology based financial services company.

Brian will continue in his role as CFO of Micro Focus for a period of approximately six months, whilst the Board conducts a formal process to identify a new CFO to help drive the Group forward through the second half of our three year plan and beyond.

Stephen Murdoch, Chief Executive Officer, Micro Focus commented "On behalf of the Board, I would like to thank Brian for his significant contribution to the Group and wish him well in his new opportunity. I look forward to continuing to work with Brian during the transition as we seek to further accelerate progress on our transformation."

Brian McArthur-Muscroft commented "We have made good progress in laying the right operational and financial foundations for future success. Following the transition period, I believe the time will be right for me to hand over to a new CFO to support Stephen and the leadership team in unlocking the significant opportunities for value creation that exist within Micro Focus."

This announcement contains information that was previously Inside Information, as that term is defined in the Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014) and successor UK legislation.

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                        Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 08 January 2021

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer